SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106	13D/A	Page 2 of 10

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,956,602 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,956,602 (1)

11.	Aggregate amount beneficially owned by each reporting person 16,956,602 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.1% (1)
14.	Type of reporting person (see instructions) IA

(1)

Consists of (a) 10,029,975 shares of Class A common stock, par value $0.0001 per share (the “Class A Stock”), of the Issuer, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 warrants received in connection with the Agreement to Assign Sponsor Warrants, dated February 2, 2018 by and among the Issuer, Global Partner Sponsor I LLC, Continental Stock Transfer and Trust Company, Coliseum Capital Partners, L.P. (“CCP”), Coliseum Co-Invest Debt Fund, L.P. (“COC”) and a separate account investment advisory client (the “Separate Account”) of Coliseum Capital Management, LLC (the “Private Placement Warrants”), with each Private Placement Warrant providing the right to purchase one-half share of Class A Stock per Private Placement Warrant at a price of $5.75 per half share, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 warrants purchased in the open market (the “Public Warrants”), with each Public Warrant providing the right to purchase one-half share of Class A Stock per Public Warrant at a price of $5.75 per half share and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 warrants received in connection with the Amended and Restated Credit Agreement, dated as of February 26, 2019, by and among Purple Innovation, LLC, CCP, the Separate Account and COC (the “Incremental Loan Warrants”), with each Incremental Loan Warrant providing the right to purchase one share of the Class A Stock per Incremental Loan Warrant at a price of $5.74 per share.

CUSIP No. 74640Y 106	13D/A	Page 3 of 10

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 13,270,132 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,270,132 (1)

11.	Aggregate amount beneficially owned by each reporting person 13,270,132 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.5% (1)
14.	Type of reporting person (see instructions) OO

(1)

Consists of (a) 7,821,304 shares of Class A Stock, (b) 2,370,668 shares of Class A Stock that could be obtained upon conversion of 4,741,337 Private Placement Warrants, (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants and (d) 2,048,780 shares of Class A Stock that could be obtained upon conversion of 2,048,780 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 4 of 10

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,535,656 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,535,656 (1)

11.	Aggregate amount beneficially owned by each reporting person 10,535,656 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.2% (1)
14.	Type of reporting person (see instructions) PN

(1)

Consists of (a) 6,086,828 shares of Class A Stock, (b) 1,370,668 shares of Class A Stock that could be obtained upon conversion of 2,741,337 Private Placement Warrants, (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants and (d) 2,048,780 shares of Class A Stock that could be obtained upon conversion of 2,048,780 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 5 of 10

1.	Names of reporting persons. Coliseum Co-Invest Debt Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,000,000 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,000,000 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,000,000 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8% (1)
14.	Type of reporting person (see instructions) PN

(1)	Consist of 1,000,000 shares of Class A Stock that could be obtained upon conversion of 2,000,000 Private Placement Warrants.

CUSIP No. 74640Y 106	13D/A	Page 6 of 10

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,734,476
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,734,476

11.	Aggregate amount beneficially owned by each reporting person 1,734,476
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.2%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 7 of 10

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,956,602 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,956,602 (1)

11.	Aggregate amount beneficially owned by each reporting person 16,956,602 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.1% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 10,029,975 shares of Class A Stock, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 8 of 10

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,956,602 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,956,602 (1)

11.	Aggregate amount beneficially owned by each reporting person 16,956,602 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.1% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 10,029,975 shares of Class A Stock, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 9 of 10

Explanatory Note: This Amendment No. 7 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, Amendment No. 5 to the Initial 13D filed on May 22, 2020, and Amendment No. 6 to the Initial 13D filed on July 8, 2020, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Co-Invest Debt Fund, L.P., a Delaware limited partnership (“COC”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Gray”), a director of the Issuer; and

•	Christopher Shackelton (“Shackelton”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Waiver and Consent to Amended and Restated Credit Agreement

On August 20, 2020, Purple Innovation, LLC (the “Company”) and Purple Innovation, Inc. (the “Issuer” or “Parent”) entered into a Waiver and Consent to Amended and Restated Credit Agreement (the “Waiver”) with CCP, the Separate Account, and COC (collectively the “Lenders”). All defined terms used herein and not otherwise defined herein shall have the meanings set forth in the Amended and Restated Credit Agreement dated as of February 26, 2019 by and among the Company and Lenders, as amended. Adam Gray is a principal of the Lenders and a director of the Parent.

The Waiver provides that should there be a Change of Control Transaction prior to September 30, 2020, in which InnoHold, LLC (“InnoHold”) ceases to retain an ownership interest in Parent of 25% or more of the aggregate equity interests in Parent, the Event of Default from any such future Change of Control Transaction is prospectively waived upon the following conditions: (a) the execution and delivery of this Waiver; (b) an increase to the principle amount of the loan owing to Lenders in the amount of the current prepayment premium which is 6% of the then outstanding principle amount of the loan; (c) an increase in the interest on the loan to the Default Rate until all obligations under the Amended and Restated Credit Agreement have been paid in full; and (d) no other Event of Default occurred and is continuing or caused as a result of giving effect to this Waiver. The increase in the principle amount of the loan and the Default Rate will not occur as a condition of this Waiver until, if ever, a Change of Control Transaction occurs before September 30, 2020. If there is a Change of Control Transaction during this period, the Company will have the right to payoff the loan and no additional prepayment premium will be owed. The Waiver also provides that there will be no Change of Control Transaction and no Default or Event of Default as a result of actions of third parties, such as the issuance of shares upon the exercise of options or warrants, that cause InnoHold’s ownership interest in Parent to drop below 25% but no lower than 24%. Except as expressly amended and modified by the Waiver, the provisions of the Amended and Restated Credit Agreement, remain in full force and effect.

The foregoing summary of the Waiver does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Waiver, which is filed as Exhibit 22 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 53,415,790 shares of Class A Stock outstanding as of August 20, 2020, based on information provided by the Issuer. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 27.8% of the Common Stock.

CUSIP No. 74640Y 106	13D/A	Page 10 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP, COC, CCC III and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock. CC is the general partner of CCP, COC and CCC III. Gray and Shackelton are the managers of CC and CCM.

The information in Item 4 hereof is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description
22	Waiver and Consent to Amended and Restated Credit Agreement, dated August 20, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 21, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 24, 2020

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CO-INVEST DEBT FUND, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		COLISEUM CAPITAL CO-INVEST III, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner	By:	/s/ Chivonne Cassar
By:	/s/ Chivonne Cassar		Chivonne Cassar, Attorney-in-fact
Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

		By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact